# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GEOSPACE TECHNOLOGIES CORP, CIK 0001001115
CUSIP: 37364X109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7007 Pinemont Dr., Houston, Texas (TX), 77040
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000903064

## Reporting persons
- GRACE & WHITE INC /NY: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 300,522; shared voting power 0; sole dispositive power 793,498; shared dispositive power 0; aggregate amount beneficially owned 793,498 (6.13% of the class)

## Item 1. Issuer
Name of issuer: GEOSPACE TECHNOLOGIES CORP
Address of issuer's principal executive offices: 7007 PINEMONT DRIVE, HOUSTON, TX 77040

## Item 2. Person Filing
Name of person filing: Grace & White, Inc.
Address of principal business office or, if none, residence:
515 Madison Ave.
Suite 1700
NY, NY 10022
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 793,498
Percent of class: 6.13%
Sole power to vote or to direct the vote: 300,522
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 793,498
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GRACE & WHITE INC /NY: S/MARC RAVITZ, Marc Ravitz, Executive Vice President (10/07/2026)